Filed by Alpha Beta Netherlands Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
NYSE Euronext
(Commission File No. 001-33392)
Deutsche Börse
December 13, 2011

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A call for the creation of a pan-European exchange services provider

The merger of Deutsche Börse AG and NYSE Euronext will mark a turning point in the development of European financial markets. It is a crucial milestone in a radically transformed global industry and it will considerably benefit Europe as a whole. We support the merger for three key reasons:

Such an exchange services provider will serve its users and the real economy

- It will be a transparent global market, optimizing market efficiency, liquidity and systemic stability.
- It will achieve important economies of scale, reducing the implicit and explicit trading costs and thereby reducing the cost of raising capital.
- The new group will provide the most efficient and transparent price discovery mechanism, offering low cost access to a variety of asset classes and risk exposures for investors globally. It will also more specifically serve small and medium-sized companies by providing a competitive means to finance their growth and create the jobs Europe needs. And this through capital raised on the market and not just through capital lent by banks.

Such an exchange services provider will support transparency and financial market stability

- It will create a regulated, transparent and orderly global market improving the stability of European financial markets. It will act as a safe haven in periods of extreme volatility, such as those seen recently.
- It will facilitate the practical implementation of the set of new regulations governments of the G20 have committed to enact after the 2008 crisis. Further, it will provide a platform for continuous dialogue between US and EU regulators, hence contributing to the strengthening of transatlantic regulatory convergence and to the avoidance of undesired regulatory arbitrage.

Such an exchange services provider will strengthen Europe as a leading global financial centre

- The combination of NYSE Euronext's existing European footprint and Deutsche Börse's reach in Germany will help Europe regain ground and sustainable competitiveness against other emerging financial centres. It will help realise the European Commission's vision to create a single EU financial market and create a counterweight to the established market centres in the United States and Asia.
- It will integrate key markets in Europe covering the largest eurozone economies in continental Europe and the UK. Two thirds of the EU's GDP and 80 percent of EU citizens will benefit from its wide span of services domestically.

Professor Giorgio Basevi
Professor Emeritus of International Economics
at Università di Bologna

Jean-Paul Betbèze
Professeur agrégé de sciences économiques

Baron Luc Bertrand
CEO Ackermans & van Haaren and
Chairman of Guberna

Professor Luigi Arturo Bianchi
Professor of Corporate Law
at Bocconi University in Milan

Professor Guilherme Almeida e Brito
Associate Dean Lisbon School of Business
and Economics Universidade Católica

Professor Herman Daems
KU Leuven Belgium

Viscount Etienne Davignon
Minister of State
Former Vice-President EU Commission

Professor João Duque
President and Professor of Finance,
ISEG

Professor Sylvester Eijffinger
Professor Financial Economics
at University of Tilburg

Professor Michael Eilfort
Vorstand der Stiftung Marktwirtschaft & Honorar-
Professor der Eberhard-Karls-Universität Tübingen

Professor Henrik Enderlein
Associate Dean & Professor of Political Economy
Hertie School of Governance

Professor Roland Gillet
Professeur de finance à la Sorbonne
et à l'Université Libre de Bruxelles

Professor Peter Gomber
Professor für Betriebswirtschaftslehre und
E-Finance am Fachbereich Wirtschaftswissenschaften
der Goethe-Universität Frankfurt am Main

Professor Bertrand Jacquillat
Professeur à Sciences Po Paris

Denis Kessler
Président Directeur Général
de SCOR

Professor Christian Kirchner
Professor für Deutsches, Europäisches und
internationales Zivil- und Wirtschaftsrecht und
Institutionenökonomik an der Juristischen Fakultät
und an der Wirtschaftswissenschaftlichen Fakultät
der Humboldt-Universität zu Berlin

Professor Jaap Koelewijn
Professor Business Economics at
Nyenrode University

Henri Lachmann
Président du Conseil de Surveillance
de Schneider Electric

Jacques de Larosière
Président de l'Observatoire
de l'épargne européenne

Professor Jean-Hervé Lorenzi
Professeur à Paris Dauphine

Christophe de Margerie
Président Directeur Général
de TOTAL

Gérard Mestrallet
Président Directeur Général
de GDF SUEZ

Engº Manuel Ferreira de Oliveira
Presidente Executivo/CEO
GALP Energia

Jorge Padilla
Senior Managing Director
and Head of Compass Lexecon Europe
Professor - Barcelona Graduate School of Economics

Professor Olivier Pastré
Professeur à l'Université de Paris VIII

Guillaume Prache
General Secretary of Euroshareholders

Dr. Carlos Rodrigues
CEO
BIG-Banco de Investimento Global S.A.

Jordi Sevilla
Professor at IE-Business School

Professor Hans-Werner Sinn
Präsident des ifo Instituts; Direktor des Center
for Economic Studies (CES) der
Ludwig-Maximilians-Universität München

Professor Norbert Walter
Ehemaliger Chefvolkswirt
Deutsche Bank AG

The cost of publishing this appeal has been funded by Deutsche Börse AG and NYSE Euronext.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. ("Holding"), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission ("SEC") declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding's offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) ("BaFin"), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time). Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC's website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext's website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding's website at www.global-exchange-operator.com. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities. Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.